Filed by FTAC Emerald Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and

Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-41168

Subject Company: FTAC Emerald Acquisition Corp. (NASDAQ: FLD)

The Pomp Podcast

September 19, 2024

Podcast Transcript

Anthony Pompliano:

What’s up guys? Bang, bang. I’ve got a great episode for you today. We have Will Reeves, the founder and CEO of Fold. Fold is a brand new Bitcoin company to the public markets. They’ve been around for a while. They’ve got a number of great products that help individual users acquire more Bitcoin in a variety of different ways. Fold launched early on, they had this really cool game that everyone probably remembers. You could go take it for a spin and win a little bit of Bitcoin, but what looked like a game to first start now has become a very serious business. Fold is going public via SPAC transaction and it is estimated that they will be in the public markets with over 8,000 Bitcoin on their balance sheet. This conversation with Will breaks down what the business is, how they’ve executed the MicroStrategy Bitcoin playbook in the private markets, what their products are, what he thinks could be built in the future, and what you should be looking for as a Bitcoin company goes public. I always enjoy talking to Will and this conversation was no different. Here is my conversation with Will Reeves.

All right, so I thought we could start this conversation with... Fold is in a very unique position where you all as a business are trying to stack as much Bitcoin as you can, but you’re also building products and services to help your customers stack Bitcoin. And a lot of people would look at that and say, “Wait, aren’t those kind of at odds with each other? Isn’t this is a zero-sum game?” But I think Fold has very interestingly walked that tightrope very well. And so maybe where we could start is... Everyone knows MicroStrategy and the public market Bitcoin treasury strategy. You all have been quietly in the private market deploying a very similar strategy. And so walk us through it. What is the private market Bitcoin strategy that you all think is quite powerful?

Will Reeves:

Yeah, I think first, when we start at Fold, things start from a much simpler level and it’s, “Hey, I think people need more Bitcoin. Let’s find ways to integrate Bitcoin into personal finance that enriches customers, enriches our friends, our family.” These products didn’t exist. Traditional banks are not jumping in. We don’t expect them to jump in for a while. So we built a product. You can think of it as an alternative to your bank. You can hold your dollars there, you get cards to spend with, you can pay bills. But throughout the whole thing, we sprinkle Bitcoin into this to improve the experience, to upgrade your banking. So every time you use Fold, you earn Bitcoin for spending, you earn Bitcoin for paying your bills. You can buy Bitcoin, you can get paid in Bitcoin, and all of it is up to your levels.

“Do you want to go big or do you want to start small?” And Fold is a bank that essentially allows you to do... Or a banking platform I should say that allows you to do all the things you need to do with dollars, but integrates Bitcoin in all these really smart ways. What we saw was over the last four or five years, our customers have earned over $45 million in Bitcoin through rewards. If we had distributed that in cash, they would have just shy of $20 million. So Bitcoin has made a tremendous impact. Some customers have more Bitcoin in their rewards accounts than they do in their savings accounts. And in this day and age, when purchasing power is going down, when savings are going down, that’s an incredible tool to have at your disposal.

And so we saw this was tremendously successful for our customers and we also saw that, “Hey, we’re generating Bitcoin natively through the course of our operations as a business. People pay us in Bitcoin, we are earning it ourselves,” and so we have a tremendous opportunity just like our customers to build our own Bitcoin treasury. And when we saw these things come together, we saw that they weren’t mutually exclusive or even competitive, competing against one another. We could create a business where our customers stack and we stack Bitcoin. And overall we’re both going to be in a better spot. And so that’s where we learned from just running our business because we had a great way of building a treasury, but then we were able to see the likes of MicroStrategy and Michael Saylor really pioneering all these new techniques on public markets.

And so we said, “Okay, well, we’re not a public company yet, but what can we do today to start using some of these tools that we’ve learned and bring it into our toolkit?” And so we accelerated our own treasury building with financial engineering, selling equity into the company, taking on Bitcoin, earning Bitcoin through Bitcoin native revenues and between that as a private company, we’ve come out with a large treasury. I think it really is the culmination of a business model that people love, business that people love, a business model that is generating Bitcoin every day. And then second of all, using smart and creative ways to use capital markets to stack Bitcoin into your treasury.

Anthony Pompliano:

And so what have you guys seen? You put Bitcoin on your balance sheet, Bitcoin obviously has been going up over the long run. Does it change anything about the way that you operate the business on a day-to-day basis? Or I think the way MicroStrategy has presented this is like, “Hey, we have our data business, our analytics business, and then we have our treasury strategy.” Obviously they benefit from each other. There’s some cashflow and then there’s the Bitcoin growing in value, but it doesn’t sound really like a lot of their core traditional analytics business has changed because of Bitcoin. How do you see that? Are you guys actually operating the business differently than maybe you otherwise would if Bitcoin wasn’t on the balance sheet?

Will Reeves:

In some cases, yes. We were founded in 2019, so we’ve been through the cycle already. We’ve seen the ebb and flow in this. And being a Bitcoin company that’s heavily dealing in Bitcoin, you need to be as comfortable with the volatility of the upside as you do to the downside. And so there are some... In some respects, you have to run the business slightly differently. You should look at these as almost two product lines that you’re developing. You have your treasury and you have your operating company. Now for us, we’re seeing operating companies receiving Bitcoin as revenue to us, so we have the option of... A traditional company might flip that immediately into cash. Us, we can let that sit into Bitcoin, get some of the upside over time. But at the same time, we have bills to pay and those are denominated in dollars.

So we’re always making sure that we are servicing the operating company, which is essentially building the treasury. That is the tip of the spear that has brought us to where we are today. But I’d say the only thing that we’ve operated differently is started to look at our treasury as a separate even product that really services our shareholders and services our company to give us longevity, to give us security over the long haul. And so I think it’s only expanded our understanding of how to think about our business. And then the second is, “Okay, well, what happens when you’ve built a significant treasury, you have inflows over time? How can that then flow back into the operating company as value? And what can you do with that Bitcoin or how can that provide value back to your end customers?”

And I think that’s where seeing that full cycle, you start to look at what companies look like on a full Bitcoin standard. You mentioned MicroStrategy. There they’re tremendously separate concepts. MicroStrategy’s core business really has nothing to do with Bitcoin. It really doesn’t matter with Bitcoin going up or down. And so for us, we look, “Okay, we’re not only doing the MicroStrategy playbook in private markets today and public markets later, but we also have this other really interesting element where the treasury can flow value back to the operating company and the operating company can work to accumulate more Bitcoin to the treasury.”

Anthony Pompliano:

Now, you’ve taken this a step further with some of the products that you’ve built. I remember maybe the first thing that I interacted with at Fold was the game. And so maybe talk about... You start out with the game and now you’re moving into much, much more serious kind of products and maybe you can kind of describe how Bitcoin being inserted into some of these products likely ends up being advantageous for your users.

Will Reeves:

I don’t remember whose quote this is, but most people know of it, is that most innovations begin as a game, right?

Anthony Pompliano:

Yes.

Will Reeves:

And as a builder, as an entrepreneur, I’ve seen that grow from other products and services that I truly admire, love. And I thought Bitcoin was going through a similar trajectory. And so we took that quite literally and we said, “Okay, how can we create an experience that every single person, not just people who are deeply educated about Bitcoin or are financially super literate or educated or have spent just a weekend even going down, but how can I get someone at a dinner table to present a Bitcoin product that everybody finds relevant around that table?” And we started off with a way just to earn rewards. And that was a mix of, “Hey, go shopping at Amazon, earn two and a half percent back. You get that in Bitcoin.” Anybody can do that.

You spend your dollars and you’re just getting Bitcoin instead of an airline point or a mile. That product was tremendously successful. On top of that, we said, “Well, how can we make Bitcoin a part of people’s daily lives? Now that we’ve got mom, now we’ve got cousins on board, how can I make them think of Bitcoin every single day?” And so we created a daily game. Essentially you just open the app and you have the opportunity to win up to an entire Bitcoin. You just spin a wheel and you earn some Sats. And the tremendous thing about this is it allows them to experience Bitcoin in a way that removes a lot of the risk, removes a lot of the need for deeper education to make a big decision, like, “I’m going to allocate some of my portfolio into Bitcoin.”

And instead saying, “Hey, just open this, think about Bitcoin once per day, see your Bitcoin accumulation go up.” And over time, as we’ve built that muscle, people look back and said, “Wait, you’re telling me I’ve just been opening up this app for a day for the past year or two and I have a hundred dollars, $300, $500, a thousand dollars for doing nothing?” And then they ask, “Well, what’s happening? Why is Bitcoin becoming more valuable and why does today my purchasing power feel like it’s less? Why does my dollar feel like it’s going not as far but Bitcoin, I just opened up this app and it’s going further?” It just sets them on this new path. And so we started from that and since we’ve grown to basically embed or sprinkle, as you said, Bitcoin into all the other aspects of personal finance. So today it’s not just, “Open the app, see how many Bitcoin you can get.”

It’s not just, “Earn it as a reward for your spending.” It’s things like, “Hey, I want to convert 10% of my paycheck into Bitcoin. I want to make sure that my income coming in, I preserve some of it for long-term savings and the rest might be in dollars so I can manage my finances.” So you can get paid in Bitcoin. You can round up your change into Bitcoin after every purchase you make. You can dollar cost average, and you can pay your bills in Bitcoin. You can earn it after paying your bills. And so ultimately, we’ve created the bedrock of just really the most basic essential platform to operate your daily personal financial life. And now our customers, over the past four years... I said we distribute a ton of Bitcoin, but they’ve also been buying it through us. Now, their portfolios are not just, “Hey, I’ve opened an app and earned a couple of Sats every day.”

“10, 30, 40% of my entire net worth is now in Bitcoin.” And our customers typically, 35, 40, they’re just going about to hit major financial milestones. And now they’re saying, “Hey, I’m ready to buy a house, but none of my lenders will recognize my Bitcoin, and that changes my entire terms and everything.” So they’re really put at a disadvantage for making the choice to choose to save long-term in Bitcoin. So we created Fold to say, “Hey, we’re not stopping here with just the rewards. Our customers need us to go further. 65% need credit and loans on their Bitcoin. They need business accounts, they need credit cards, they need access to these products that recognize their Bitcoin.” But even more than that, embed Bitcoin into it to give them an edge in a world where most financial tools are about quite the opposite, about giving the company the edge, and as a consumer, you kind of get the wrong end of the stick.

Anthony Pompliano:

It shocks me that the banks still write all crypto to zero when evaluating personal financial statements, mortgage applications, all that kind of stuff. Early on, okay, fine, they don’t know what it is, whatever. But some of the banks, they have teams working on blockchain technology or crypto or whatever. Obviously they are now up to speed on this stuff. And so I...

Anthony Pompliano:

And so I get maybe a startup equity, which doesn’t have market to market, could be zero, could be worth a lot. It’s very hard to price, whatever. We’re talking about Bitcoin is a trillion dollar asset with a liquid market that’s traded 24/7/365. It’s a very different thing. And so why is it, do you think that they are writing it a zero? And are you all taking on any risk that maybe they’re unwilling to do by recognizing the Bitcoin as part of the personal financial situation to underwrite, let’s say, a mortgage?

Will Reeves:

Yeah, I agree with you. I think it is crazy, but at the same time in that craziness is exactly the massive opportunity that I see for fold in the company. I feel like we are on the precipice of a major shift in personal banking where the tools that were there are not delivering as they once did to the end customers. The American dream feels more out of reach. Purchasing power feels like it’s coming down. People’s savings relying much more on credit that they’re not able to pay. The tools just aren’t working.

And it’s really disappointing to see a lot of those traditional banking firms who are providing those tools put in billions of dollars to a blockchain innovation center, but they’re writing their own customer’s assets to zero if they’re saving in Bitcoin. And you think about why is that? And that’s something I think I come on that issue on a given day, I might give you a different answer, but at the same time, I truly don’t think they are understanding where there’s a bit of an innovator’s dilemma here when we talk about and start to think: well, what happens when we’re baking in Bitcoin into the center of personal finance?

And we started with something as innocent as rewards. And now you see after just three, four years of our customers using it, their rewards balance is larger than their savings. They have more purchasing power than they ever had before, it rescued them in an emergency. These are features that are to make a good product that defeats incumbents, you need to make them 10x better. These are 10x better moves by just integrating Bitcoin. But at the same time, you can’t devalue your Bitcoin rewards that you give away, which is the major fundamental business model of traditional rewards and loyalty is that they can always count on saying, “Hey, in two years we’re just going to give everyone a 50% haircut.”

Anthony Pompliano:

Dude, I have a lot of airline miles. I used to take pride in never spending any of them. It does not matter how many airline miles you ever accumulate, you have $1,200 worth. When you have 50,000 airline miles, it’s somehow worth $12,000 or $1,200 when you have 500,000, $1,200. I’m like, wait a minute here I’m stacking up all these airline points and my goal was to get to a million. I wanted to be able to flex on my two friends and say, “I have a million airline miles.” Still worth $1,200.

Will Reeves:

Truly, these rewards programs were extreme innovations. Number one, airlines today are essentially just rewards programs.

Anthony Pompliano:

A hundred percent.

Will Reeves:

That’s what the business model is. The Delta Air Lines miles card processes 1% of US GDP.

Anthony Pompliano:

Wow.

Will Reeves:

It is. These things are behemoths that are just right under our noses. And what was incredible about what they did was they created this culture around it where Pomp was saying, “I’m never going to spend them. I’m getting to the million miles.”

Anthony Pompliano:

Yeah, I’m the idiot in the room, for sure.

Will Reeves:

But no, but that is the culture around it. And the issue that we’re seeing now is that they’re kind of in a hard spot now after leading up to and through the pandemic, there was a ton of credit spending happening. There were a ton of miles being earned. No one was flying. They loved it because no one was redeeming for seats. Now that travel has gone back, they’re like, “Oh, shit, I need paid people in the seats. I can’t have all these miles that have been accrued and do that.” So they’re really looking for any possible way to get these value of these rewards down.

Anthony Pompliano:

And what, it’s just like classic inflation? If they can inflate away the value-

Will Reeves:

Yeah, or they just say one mile is actually really half a mile or a quarter of a mile, they’ll say what it can be redeemed for just comes down. And that can constantly change. And that’s the same time where you see the service level of all the lounges that you once loved. Now you’re waiting 30 minutes outside of the lounge and you don’t actually get in because there’s too many people there that day. That culture that was so successful, that cultural innovation that they did, is just crumbling now.

Anthony Pompliano:

This is a very US driven thing too though.

Will Reeves:

Absolutely.

Anthony Pompliano:

Because you know what? I recently went to Middle East and I flew on, I’m going to mispronounce, Etihad I think it is.

Will Reeves:

Right, yeah.

Anthony Pompliano:

There’s nobody in the lounge. The thing is just empty and you’re like, man, and they actually are pretty big and nice and all this kind of stuff. You’re like, is this because they just built things that people didn’t need or want? Or is it actually in the United States it’s such an American individualism, capitalistic society of like, “Okay, there’s a place that I’m not supposed to go in. How do I get into those sliding doors?”

Will Reeves:

That’s it.

Anthony Pompliano:

I accumulate the miles, whatever, and Americans go and figure it out. And the next thing you know, there’s the 30-minute line outside the door of people trying to get in.

Will Reeves:

But the veil is coming off. And we’ve done a lot of research into this, and we did a poll that said, “What percent of you would convert 75% or more of your airline miles into Bitcoin today, right now, if you could if I gave you the idea?”

Anthony Pompliano:

Had to be a huge number, I’d convert a hundred percent literally yesterday.

Will Reeves:

So over 90% said, “Oh, immediately. I’d hit that button today.” So the veil is coming off and Bitcoin is just eating all these little pools of capital. And Bitcoin in some ways is kind of growing into this kind of status symbol as well where the airline miles used to play into.

Anthony Pompliano:

Yeah. Can you do that? Can you guys just create a product where you somehow buy the airline miles that I own in cash? Give me my $1,200.

Will Reeves:

Yeah, I think you should make sure you have a Fold account and maybe that’s going to come too soon. So we started with rewards, and once you start pulling on that, seems innocent enough, but you start to pull on that thread just for rewards itself. 1% of GDP on Delta, airline miles are being devalued, our airline miles that we’ve given on average have increased 116% in value. They’re devaluing. Ours are increasing.

And so ultimately what you’re seeing is an inevitability of Bitcoin is going to eat the entire loyalty and rewards industry. It’s going to happen there, but the existing incumbents can’t come and do this because it undermines their entire business model.

Anthony Pompliano:

I was going to say, they actually will suffer if they switch because they go from being in control of a money printer to not.

Will Reeves:

Exactly right.

Anthony Pompliano:

And it’s better for the customer, but it’s not better for the business.

Will Reeves:

That’s exactly right. And right now they’re sitting on 30 trillion in unredeemed airline miles.

Anthony Pompliano:

Wow.

Will Reeves:

Imagine if you just had that liability for yourself, just waiting for people to come up to collect. It’s huge. And so we started with rewards.

Anthony Pompliano:

I’d be devaluing the shit out of it too.

Will Reeves:

Exactly. It would scare the hell out of me. And with Bitcoin, we can’t do that to our customers. They take it, they withdraw it, it’s there. And so it just shows you how embedding Bitcoin in these very interesting ways, not with a sledgehammer, but these creative interesting ways into personal finance, you can create products that are 10x better. And not only that, you customers are earning Bitcoin and so are you. And as we’ve seen our customers went from, “Hey, I just decided, hey, I don’t want my airlines anymore. I want Bitcoin.” Okay, great. Two years later, “Hey, my Bitcoin, now that I’ve earned on rewards, this could go towards a down payment on a house.” Okay, now let’s deal with that question.

Now they’re doing all their banking with us. They’re direct depositing their paycheck. They’re our card holders. But no mortgage lender has given them a loan to get it. And then we know their history. They’re great customers, they’re extremely valuable, but no one is talking to them. They’re writing it to zero. And this is just like we started this saying, it’s crazy that that’s the way they do it. But for me, this is the big opportunity. Literally as you sprinkle in Bitcoin into all these things, it provides financial superpowers for end consumers, but at the same time it can start to undermine the primary business models of those that we have traditionally looked to provide those services to us.

Anthony Pompliano:

Talk to me about how Bitcoin and a mortgage, so obviously if I came and I applied for a mortgage, you can look and see, “Okay, he owns one Bitcoin that’s worth Y dollars and so I’m going to include that as part of the evaluation as to what’s his income, what’s his assets, what loan size, maturity, monthly payments, all that kind of stuff.” But you all are taking a step further and you actually want to insert Bitcoin into the loan itself. How would that work?

Will Reeves:

Yeah. So traditionally there’s the Bitcoin and Bitcoin loans generally have been looked at, approached two ways. Number one, it’s a really great proxy for credit score in places around the world where there is no credit score. Having a hard asset that is a bearer asset is actually a really strong way to-

Anthony Pompliano:

It’s a better credit score.

Will Reeves:

Yeah, it’s a real credit score.

Anthony Pompliano:

It’s not a maybe, it’s you either own it or you don’t.

Will Reeves:

Exactly right. Huge innovation just there. But the rest of the loans have kind of been approached of, “Hey, put your Bitcoin up as collateral.” And what we all know is that Bitcoin in the short term is incredibly volatile. Over the long term, it’s volatile only to the upside in its history so far. 63% CAGR since founding so far. But you need to be prepared for those wild swings in the short term. And that provides really challenging problems for loans that may be termed in a short term, right? In a year, in a couple years. And then you have risk of margin calls.

And for Fold is when we look at those types of problems to solve, we know our customers need it, but also, to us, that didn’t look like or feel like a mass market product to deliver. I can’t have my customers worrying at midnight that something weird happened in the Asian markets and Bitcoin is tanking today and now that they’re getting margin called and all that there. That’s just not a massive market product in my opinion.

And so we tried to say, “Okay, let’s take a step back and let’s gather a team. So for Fold, we brought onto our board of directors that we’re forming with the public entity, one of it’s Andrew Hohns. He runs a company called Battery Finance. He has been the pioneer in traditional credit product, structured credit in the traditional space. He went down the Bitcoin rabbit hole and since he’s joined the board to Fold, and he looks at loans in really interesting ways with Bitcoin.

Instead of using the Bitcoin as the primary collateral, let’s imbue Bitcoin into various loans. So we can take a house, so maybe you have a million dollar home and we’re going to give you a loan to buy that home. But when we give you that loan, we’re also going to use some of that loan to buy Bitcoin. Or maybe you can contribute some of the Bitcoin into that loan. And what this allows us to do is that you are combining the strength of the home that will have its own appreciation journey with Bitcoin itself. And having both of these two things together creates truly magical results, especially over long-term loan products.

So you can provide customers with something, “Hey, do you want a lower interest rate? Do you want a lower down payment? Okay, well, we’ll maybe take more of the upside of Bitcoin over the long haul. Hey, do you really want the upside on your Bitcoin? Well, maybe you’ll get more traditional terms, but you’re going to get a lot more of the upside there.” So the whole idea and the concept of the margin call is gone. Essentially, the loan has been used to buy the Bitcoin versus you contributing your Bitcoin to collateralize a loan separately.

So just really changing and innovating in this space, looking at it from different angles, I think we’re really on the precipice of Bitcoin becoming that pristine collateral asset that you’ve certainly been talking about for years, but everyone’s been waiting for that’s also ready for a person who has never held Bitcoin to have to take this type of product and get better terms, better loans. Why? Because Bitcoin’s being embedded into the core of the loan.

Anthony Pompliano:

I wrote one time about Bitcoin being pristine collateral, specifically from lending and different ways to use it, and someone who I think very highly of-

Anthony Pompliano:

... ways to use it. And someone who I think very highly of and implicitly trust wrote to me and said, “You should not say that. That sounds insane.” And this is probably back like 2019, maybe 2020. And because of who this person is and somebody that I trust and they’re not in the Bitcoin world, but said that to me. I had to sit down and critically think and be like, “Oh my God, he thinks I’m insane.” Let me double check my work here or whatever. And I came away more convinced that no, no, actually I agree with this and think this is correct. But what was fascinating to me was you can’t arrive at that conclusion unless you’ve got a fundamental understanding of what Bitcoin is, how it works.

There’s a bunch of stuff that goes into it. But if you don’t have that, it does sound insane to say Bitcoin is pristine collateral. You see a highly volatile asset that people are speculating with and blah, blah, blah, whatever. And so to me, a big part of you keep coming back to this opportunity is it’s going to take a while for traditional finance to get comfortable, not because the individuals don’t realize it. I know a lot of people work in these banks. They own Bitcoin. They see that it’s pristine collateral. Nobody wants to be the person who’s willing to raise their hand and potentially get shot in the back.

Will Reeves:

It’s a career risk.

Anthony Pompliano:

For saying, “Hey, I think that we should start using Bitcoin as pristine collateral.” That is how you get fired at these companies. And so in a very weird way, the bank’s not dumb because the people aren’t dumb. It’s that the bank is optimizing for not getting fired, not having regulators up their ass, all these other components that leads to a conclusion, let’s not touch it. Versus you all, you’re asking yourself, “Hey, what can we do with this?” They’re asking themselves, what can this asset do to hurt us? Those are two very different questions.

Will Reeves:

That’s exactly right. I don’t think I’ve talked about it in that way before, that you have these institutions that if you go ask people individually, a lot of smart people know a lot about Bitcoin and probably have a lot. And probably could talk to you about why some of the ideas you’re doing are great and interesting, and they could probably give you a lot back. But it’s the culture of that entity, of that organization, which just jams that up. But the benefit for us is we put out a job opening. We get hundreds or thousands of candidates coming through us.

And all of these candidates are extremely qualified. They’re coming with a sense of not only have I been working and created a great resume, extreme wins in my past, but I’m really passionate about this and I want to focus on this and do this, because I get it. So fold is like our company is ex-Goldman. People who have been building pioneers in structured credit industry, in credit card industry. All these people who are in these organizations saying, “I see it. It’s definitely not going to happen here.” until they come to us. And I know that’s a very common thing. I know you run the job support that you have. And I know from other founders in the space, it’s another superpower that Bitcoin companies have.

Anthony Pompliano:

A hundred percent. And I also think if you go talk to a founder or a CEO who’s been doing it long enough, they’ll say, “Hey, I used to think people cared how much money they got paid. It’s a very important part of it. But actually to unlock the A plus 10X type talent, you have to pay them well, but also they have to feel part of a mission that is bigger than themselves.” There’s a intellectual reward, there’s an emotional reward that they need to fulfill while at work. And one of the things I think Bitcoin companies have that is just hard to replicate outside of Bitcoin is it’s not just the company mission. It is the industry mission.

Will Reeves:

That’s it.

Anthony Pompliano:

And maybe space and Elon’s done a good job of framing it as, “Hey, we’re going to get multi-planetary species.” Or maybe there’s certain industries that have some degree of it, but there’s a reason why the industry is so rabid. People really, really believe in the thing that they’re trying to accomplish. And I used to think that it was all, no, it’s just people are bag holders and they just want the price to go up. And sure there’s an element of that, but I do think there is this hardening of the intellectual perspective. People say, “Look, I think this is an important technology and I’m willing to dedicate some portion of my time and resources to see this come to fruition.” And so if you’re a company working in that industry, you get the passive benefit of, “Hey, you’re going to get paid well, but also don’t you want to come work on this important technology?”

Will Reeves:

That’s exactly right. We look at what is going to be the difference for us to make. Not many people know this, but Bitcoin, the network is growing faster than the internet was at the same period of time. This is a thing that is a fact you can know, but you go tell that to most people on the street, they’ll be like, “It doesn’t make any sense. No way.” And what this means is that every single day you’re having more people join and join. And sometimes it’s like people downloading Fold and starting that journey. Sometimes it’s people that need to adopt Bitcoin. And it develops this incredible sense of not only a big mission that’s there, but an accelerating mission that is there. But at the same time, you get these incredible individuals that they’re not just there for the hype.

Because being in Bitcoin, especially a Bitcoin company, you experience those highs and you experience those lows. And so you get these incredible individuals that can persevere, that have tested their mettle and are still there. And I think that’s one of my favorite things about, besides just having a direct impact on improving the financial lives of our customers and the world, being able to work with the people I do is phenomenal. And knowing what they will accomplish, and it’s going to be career defining products that they launch or innovations that they make or whatever it is. They see it, I see it, and I’m just excited for the future.

Anthony Pompliano:

Now you all are going public via this SPAC transaction. It’s regulated. So some things you can talk about, some things you can’t. But I saw a press release, so you got to be able to talk about some stuff. Talk a little bit as to why did you want to do this? What are some of the details that you can share? And then maybe the part I’m most interested in is I saw a pretty big number that was out there saying post-transaction, here’s how much Bitcoin you think you guys can get on the balance sheet. And so talk through that as well.

Will Reeves:

Yeah, Bitcoin rolls in cycles. And so we are always looking at how are we going to accelerate growth into the next cycle. In 2021, we were growing absolute gangbusters. We were hundreds of percents of growth coming in, lots of new users coming through. And during the bear markets, we also were growing. And we said, “Okay, what is our next move for looking at the next cycle?” And we looked at a lot of things, but really the public market entrance was saying, “Hey, there is no Bitcoin financial services company that is operating the public markets.” We are already operating on the MicroStrategy Playbook as a public company. We’ve already built a treasury of a thousand Bitcoin, about 60 plus million dollars today. And our business itself generates Bitcoin. We receive Bitcoin natively as revenues. And not only that, our product is, I think, is maybe one of the best products to represent Bitcoin to the rest of the world as a public company.

It is accessible to everybody. It has immediate improvements in people’s lives. It makes Bitcoin easy to understand and excellent. And we thought whoever does this first, whoever becomes that first Bitcoin company as a public company is going to get a tremendous amount of the wins from that. Being a public company is going to, it raises a lot of things. The is on us, but we intend to become synonymous with Bitcoin and the growth of Bitcoin. And so we said, “Okay, how are we going to get there?” And we looked at traditional IPO. We looked at reverse mergers, we looked at SPAC, but ultimately everything comes down to timing and team. And so we were looking at all of them, but ultimately we found that okay, the next cycle is near. And not only that, we were connected with the Cohens, Betsy and Daniel Cohen.

She’s an absolute legend in internet banking and specialty financial products. Launched Bancorp, a lot of great things. Is one of the most successful SPAC sponsors out there, even given SPAC’s just general history. And we just got this incredible team that aligned and a team that comes from very traditional finance who heard our story of company operating on a Bitcoin standard that helps accumulate long-term savings for our customers, via Bitcoin, that has the express purpose of building our own treasury in Bitcoin. And doing that through both financial engineering and through bringing our revenues and profits into our treasury. Most conversations you have would go the same way that your friend talked to you about imbuing Bitcoin into loans. They’d be like, “That sounds crazy.” On the other side of the table, we only saw alignment, excitement. And from there we saw a timing, team, this is it.

And the SPAC gave us an incredibly clean, clear path into the public markets at just the right time when we want to cross that window. And so we hit the gas. And for us it means a lot. We’re going to be representative of Bitcoin on public markets. We’re the only Bitcoin powered financial services company up there. We are going to be a brand that people look to, and we’re going to be creating these products that change people’s minds about how Bitcoin works and make Bitcoin relevant to everyone even if they don’t have it today. I think that’s why Fold is a really great example. It’s not a place for trading and speculation and the casino floor.

There’s a lot of use cases that have been thrown around in this space. But I think perhaps the one that is the most important is, “Hey, we’re living in a world where the traditional system is not working. Our dollar is not going as far and Fiat in general is having trouble. Bitcoin is a life raft to build long-term savings to provide security for your family, to provide you hope for the future. And Fold has been just focused on just that mission. And I don’t think there’s a better company to represent that to the rest of the world in the public markets.

Anthony Pompliano:

A big part of companies putting Bitcoin in their balance sheet has been, especially in the public markets, it brings investor interest very quickly. You have DeFi Technologies in Canada who’s done this. You have MetaPlanet in Japan, you have Semler Scientific, which is done here in the US. There are probably others that I’m not mentioning. Outside of the Bitcoin or crypto native firms. So we’re not even talking about the miners and all those businesses. You all have a thousand-ish Bitcoin on the balance sheet today. How many do you think that you can get post-transaction? I think I saw a pretty big number that was out there.

Will Reeves:

Yeah, we’re going to be raising a pipe, and our full intention is to be aggressively building the Bitcoin Treasury. Why? We understand the point of the cycle that we’re at. Even today with a thousand Bitcoin in our treasury, it’s going to be very hard for companies to even achieve that level over the next few years as price starts to run away and we start to see the next cycle mature. So for us, we see, number one, it was all about that timing and team to get the vision of what we’re going to do, and we’re going to need to do it in this time period.

And so I believe that we are going to meaningfully multiply the amount of Bitcoin that we’re able to accumulate through our financial engineering efforts. But at the same time, we’re launching a slew of products that give us access to long-term appreciation of Bitcoin and give us access to Bitcoin revenues to come in. And so we get to have this two-prong strategy where you mentioned some of the great Semler, DeFi Technologies, MicroStrategy, and all of them have been pioneers in the financial engineering side. But the market has yet to see a company that is natively generating Bitcoin as well.

Anthony Pompliano:

It’s almost like it’s a Bitcoin company with Bitcoin on its balance sheet is very different than, I’m a company that does X, even if you’re crypto-related, and I put Bitcoin on the balance sheet, but a Bitcoin company with Bitcoin on its balance sheet, I can think of a...

Anthony Pompliano:

With Bitcoin on its balance sheet, I can think of a couple of businesses that I think are doing it in the private markets.

Will Reeves:

Yep.

Anthony Pompliano:

To your point, I don’t think I can name a single one in the public markets-

Will Reeves:

Yeah.

Anthony Pompliano:

... and so there’s probably appetite for it.

Will Reeves:

We see appetite for various iterations of a Bitcoin company in the space, and, we talked about the MicroStrategy side, we briefly mentioned miners. A really interesting way to think about Fold is that Fold is a Bitcoin miner that has no exposure to the depreciation of hardware, has no exposure to the price of electricity, and we’re not competing for the 6% of Bitcoin that has yet to be mined, we’re competing for the 94% of Bitcoin that has already been mined and is already circulating. And I think that’s a really interesting frame, because Bitcoin miners are expressly there to do what? To mine Bitcoin and to bring Bitcoin, that’s the whole thing.

They have a few things that make that business really challenging and really hard, and the people running those companies are... The only way you can still be in that business is to be an exceptional player in the game. But for Fold, we looked at our own company and said, “Well, every day, we’re generating Bitcoin, we’re bringing in Bitcoin, we’re essentially mining it, but we have none of the overhead or cost structures associated that make Bitcoin mining really hard,” and so it’s just an interesting frame to look at it. So you can imagine a Bitcoin miner, no exposure to depreciation, no exposure to electricity costs, and competing for Bitcoin that exists today. And then, at the same time, we’re doing the financial engineering that you see from the likes of MicroStrategy. So really, we’re going to be operating in our own lane in the public markets, there truly isn’t anything like us, but we fully intend to create the playbook because we know there are going to be others that follow.

Anthony Pompliano:

What is the thing that you’re looking at throughout this bull market that you see not being discussed, but you think is really important? Is there something that you think is being under-indexed or underestimated, but having been through a full cycle as a business now, you’re like, this is the thing that I’m really paying attention to?

Will Reeves:

Well, sometimes, being a builder in the space, building the products that are coming to market, that the rest of the market has no idea about that are coming, gives you some insight. I know a lot of companies that are going to be releasing these things that alone are going to do tremendous things for Bitcoin. And so, number one, I’m looking forward to that. And I know other companies in the space that have equally high ambitions, with equally impressive and interesting products that are coming to market.

And what I really like about it is that this cycle feels different, and that a lot of the players that were relevant in the last cycle, the FTX, the Voyagers, the Celsius, that came from a different era of Bitcoin and crypto, are largely gone, their approach to doing business is gone. The next wave that comes through, and I think Fold is a great representative from, really approaches everything from a very, very different perspective, and I’m looking forward to the next cycle, where the majority of people are onboarding to companies like Fold, where they’re going to have just a different dynamic of a company serving them, that has their interests in mind, that has aligned interests between the company and the consumer.

We get to approach this new cycle, with having swept a lot of that history away, having a lot of that is cleaned up now. ETF is absolutely chugging along, it’s one of the most successful things ever for a new financial product. And I think a lot of the stumbling blocks that we had traditionally been hit at, due to the immaturity of our space and the companies and just some of where the space started, are gone. And I think we’re truly turning a new chapter, where we mature and this is when we will become... My intention is not just to be a Bitcoin company for the rest of my life, my intention is to be one of the largest, most important financial services companies in the world.

But I just love that story. I think a lot of the problems and issues from the past have been wiped clean, we have incredible new products, ETF, Fold, and all these others that are coming to market, that I’m just deeply optimistic about this next run.

Anthony Pompliano:

My last question for you is, I think a lot of people will see Fold in its current form, they’ll hear you talk and say, “This is amazing. It’s a Bitcoin company, it’s serving a whole user base. But if it’s going to be a publicly-traded company, the public markets constantly want more growth, more growth, more growth, they’re going to have to expand outside of Bitcoin, they’re going to have to offer Ethereum or Solana,” or name whatever coin of the day that people are excited about. How do you think about Bitcoin, and remaining Bitcoin only, versus evaluating some of those other things, and maybe through the lens of growth prospects and market share and things that public market shareholders would care about?

Will Reeves:

Yeah. So Fold was founded on the principle that we think that the... Well, let’s even go from first principles. I think when we talk about money and monetary assets, there’s two things it needs to do. I either want to speculate with it or I want to save it over the long-term. And I think the speculative category cohort is deeply well-served by the market today, and I think on that side, the Solana, the Ethereums, are great products for that use case.

And when I think of the long-term savings and imbuing Bitcoin deeply into the financial fabric of people’s daily lives, that’s when we take just a different look, where our growth is not to go across all these coins to provide different ways of speculating on them, our growth is to imbue Bitcoin across the financial systems there, and we’ve just scratched the service on rewards, we’ve just scratched the surface on savings accounts with Bitcoin, just scratched the surface on credit. We’re going deep into loans, business accounts, bill payments, you name it, and that growth alone into those industries is much larger than we would even hope to see if we were to go the more horizontal approach into other more speculative assets.

And so, for us, we’re like, let’s be hyper focused on Bitcoin as an asset that belongs in everyone’s personal financial portfolio to give them an edge on the rest of the world, and nobody’s really doing this. This is what we just talked about, no one’s innovating here. There’s plenty of places where you can go hold, trade, all the other coins, but there’s really no great spot where you can actually have a banking platform that has Bitcoin’s power behind you, and that, I believe, is a tremendous amount of open space for us to take. And so, that’s what we’re going to be focused on first, that’s the bag I’m not going to fumble. The other stuff is relatively simple and straightforward. And so, we’re going to get growth that way. We’re also going to get growth from our own treasury itself.

And so, right now, I think the opportunity is too big, it’s too unexplored, and has way too much depth for us to do, and no one is going at it like we are.

Anthony Pompliano:

I love it. It’s very, very smart. Where can we send people to find Fold if they want to become a user of the product, and then where can they find out more about the proposed SPAC transaction?

Will Reeves:

So you can find Fold on the app store near you, foldapp.com, absolutely take it for a spin. And then, for the SPAC, our website, foldapp.com/investors, you can get investor decks, you can get all the press releases that we talked about, and maybe some of the details that we didn’t go into here.

Anthony Pompliano:

Amazing, all right. Well, thank you so much for doing this, and we’ll see how the SPAC transaction goes, and then we’ll definitely have you back and do it again in the future.

Will Reeves:

Absolutely. It was a pleasure.

Anthony Pompliano:

All right, guys. I hope you enjoyed that episode. That was one of my favorites. Now, we’ve got a lot of things to talk about, because I spent a lot of time making this podcast, or these videos, and now I need your help. There’s a couple of things you can do to help the show get bigger, get in front of more people. The first, if you’re watching on YouTube, go ahead and hit the like button. The more likes there are per video, the more people that see it, it’s pretty simple. Now, if you’re an audio listener, you don’t like video, you don’t like seeing my beautiful face, then you can go to Apple, Spotify, or any other audio platform and leave a review. Hit five stars, leave a nice comment, help us promote the show.

On top of that, I’ve got a brand new book coming out September 24th, it’s called How to Live an Extraordinary Life. I wrote 65 letters to my children. Go on Amazon, wherever you like to buy books, search How to Live an Extraordinary Life, Anthony Pompliano, it’ll pop up, it’s a nice black cover. Go ahead and hit that buy button so you can pre-order the book as well. Now, if you like the show, tell your friends, share with your family, annoy your brother, your sister, your mother, or your father, and make sure that they become a listener and a watcher as well. Thanks so much for tuning in. I’ll see you guys in the next episode.

Important Information About the Proposed Business Combination and Where to Find It

This document relates to a proposed transaction between Fold, Inc. (“Fold”) and FTAC Emerald Acquisition Corp. (“FTAC Emerald”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The parties intend to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of FTAC Emerald, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FTAC Emerald stockholders. FTAC Emerald also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of FTAC Emerald are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FTAC Emerald through the website maintained by the SEC at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge by directing a request to: FTAC Emerald Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, PA 19104, or by emailing info@cohencircle.com.

Participants in the Solicitation

Fold and FTAC Emerald and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FTAC Emerald’s stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of FTAC Emerald and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

The information in this filing includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Fold and FTAC Emerald. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts regarding Fold’s business, net proceeds from the proposed transaction, potential benefits of the proposed transaction and the potential success of Fold’s market and growth strategies, and expectations related to the terms and timing of the proposed transaction. These statements are based on various assumptions and on the current expectations of FTAC Emerald and Fold’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of FTAC Emerald and Fold. These forward-looking statements are subject to a number of risks and uncertainties, including: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the risk that the proposed transaction may not be completed by FTAC Emerald ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FTAC Emerald; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the approval of the proposed transaction by the stockholders of FTAC Emerald and the receipt of certain governmental and regulatory approvals; (iv) the failure to realize the anticipated benefits of the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Fold’s business relationships, performance, and business generally; (vi) the outcome of any legal proceedings that may be instituted against FTAC Emerald or Fold related to the business combination agreement or the proposed transaction; (vii) the ability to maintain the listing of FTAC Emerald’s securities on the NASDAQ; (viii) the ability to address the market opportunity for Fold’s products and services; (ix) the risk that the proposed transaction may not generate the expected net proceeds for the combined company; (x) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xi) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xii) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive industry in which Fold operates; and (xiii) those factors discussed in FTAC Emerald’s filings with the SEC under the headings “Risk Factors,” and other documents of FTAC Emerald filed, or to be filed, with the SEC. If any of these risks materialize or Fold’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FTAC Emerald nor Fold presently know or that FTAC Emerald and Fold currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FTAC Emerald’s and Fold’s expectations, plans or forecasts of future events and views as of the date of this report. While FTAC Emerald and Fold may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing FTAC Emerald’s and Fold’s assessments as of any date subsequent to the date of this press report. Accordingly, undue reliance should not be placed upon the forward-looking statements.